UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

NOT FOR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR THE REPUBLIC OF SOUTH AFRICA, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

Pemex PRICES Offering OF Repsol Shares

June 4, 2014

MEXICO CITY, MEXICO – Petróleos Mexicanos and its wholly-owned subsidiary, P.M.I. Holdings, B.V. (“PMI HBV,” and together with Petróleos Mexicanos, “Pemex”), announce they have priced an offering to sell existing shares in Repsol S.A. (“Repsol”). Prior to the offering, Petróleos Mexicanos and PMI HBV held 67,969,767 and 55,155,370 shares in Repsol, respectively, which represented 5.13% and 4.16% of the share capital of the Repsol, respectively.

The offering was conducted through a private placement (the “Placement”) of 104,057,057 shares of Repsol (the “Shares”), equivalent to 7.86% of Repsol’s share capital and voting rights. The Shares represented the sale of Petróleos Mexicanos’ full stake and the sale of a 2.72% stake by PMI HBV. PMI HBV did not sell its remaining 1.44% stake as part of the Placement. The price per share was €20.10. Settlement for the Placement will take place three trading days after pricing. The Placement was administered through an “accelerated bookbuilding” offering.

Notwithstanding Petróleos Mexicanos’ and PMI HBV’s intentions to sell down their stakes in Repsol, Petróleos Mexicanos and PMI HBV have entered into a lock up relating to any remaining ordinary shares of Repsol held by PMI HBV following the settlement of the Placement for a period of 60 calendar days, subject to certain customary exceptions. In addition, the lock-up exceptions permit PMI HBV to transfer ordinary shares in Repsol in connection with the unwind, restructuring or re-establishment (in whole or in part) of any derivatives transactions that PMI HBV has in relation to its remaining 1.44% stake in Repsol.

Important noticeS

This document and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an available exemption from, or a transaction not subject to, the registration requirements of the Securities Act.

This document is only addressed to and directed at persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Directive. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Any investment activity to which this document relates is available only to relevant persons in the United Kingdom, and will only be engaged with such persons. In any member state of the European Economic Area other than the United Kingdom, the offering will be made pursuant to available exemptions under the Prospectus Directive. The offering is subject to a lower limit per order of EUR 100,000.

This press release is for information only and does not constitute or form part of and should not be construed as an offer to sell or issue or the solicitation of any offer to buy or acquire securities of Vale or any of its subsidiaries or affiliates in Hong Kong or an inducement to enter into investment activity, and neither this press release nor anything herein forms the basis for any contract or commitment for such purpose. This press release has not been registered with the Registrar of Companies in Hong Kong and its contents have not been reviewed by any regulatory authority in Hong Kong. Accordingly, (a) the securities referred to in this press release may not be offered, sold, transferred or delivered in Hong Kong by means of any document other than to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 572, Laws of Hong Kong) and any rules made thereunder or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and (b) no person may issue any invitation, advertisement or other document relating to the securities referred to in this press release whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law in Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo Sánchez

Carlos Caraveo Sánchez

Associate Managing Director of Finance

Date: June 4, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	the outcome of Round Zero (as described in the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on May 15, 2014, which we refer to as the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as described in the Form 20-F);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.